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                                                                                                                         Page 1 of 3
--------                                      U.S. SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
--------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
     Mack          William         L.        Mack-Cali Realty Corporation (CLI)                ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)                            -----------------  ------------------
c/o Mack-Cali Realty Corporation                                             05/02
11 Commerce Drive
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X  Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                                  Form filed by More than One
Cranford, New Jersey 07016                                                                    --- Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                                 (Print or Type Responses)
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                                                                                                                         Page 2 of 3
FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                             -----------------------------------------------------------
                                                              Code    V        (A)        (D)        Date      Expira-
                                                                                                     Exer-     tion
                                                                                                     cisable   Date
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Units of Limited                                    5/8/02    J(2)           11,905                  (1)
Partnership Interest (1)
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Units of Limited                                    5/8/02    J(2)                      123,425      (1)
Partnership Interest (1)
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Series B Preferred Units                            5/8/02    J(2)              755                  (4)
of Limited Partnership
Interest (4)
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Series B Preferred Units                            5/8/02    J(2)                        7,844      (4)
of Limited Partnership
Interest (4)
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Warrants to Purchase Units                          5/8/02    J(2)            6,109                  (6)
of Limited Partnership
Interest (6)
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Warrants to Purchase Units                          5/8/02    J(2)                       63,334      (6)
of Limited Partnership
Interest (6)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock          (1)                         872,626 (1)       D
------------------------------------------------------------------------------------------
Common Stock          (1)                         361,265 (1)       I            (3)
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Common Stock          (4)                          54,556 (4)       D
------------------------------------------------------------------------------------------
Common Stock          (4)                          22,594 (4)       I            (5)
------------------------------------------------------------------------------------------
Common Stock          (6)                         439,477 (6)       D
------------------------------------------------------------------------------------------
Common Stock          (6)                         182,448 (6)       I            (7)
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Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

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                                                                               Page 3 of 3

Explanation of Responses:

(1) The units of limited partnership interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation (the "Corporation") conducts its real estate activities. The Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Corporation, shares of Common Stock on a one-for-one basis.

(2) On May 8, 2002, TriWest Associates, LP transferred all of its rights, title and interest in and to its Units, the Series B Preferred Units of limited partnership interest (the "Series B Preferred Units") and Warrants to purchase Units (the "Warrants"). Prior to the transfer, the reporting person possessed sole or shared dispositive power or voting power with respect to all the Units, the Series B Preferred Units and Warrants held by TriWest Associates, LP.

(3) Includes Units held by members of the reporting person's immediate family and trusts of which he is a trustee and Units held by trusts of which the reporting person or his wife is a trustee, of which the reporting person disclaims beneficial ownership.

(4) The Series B Preferred Units are immediately convertible into Units. Any Units received upon conversion of the Series B Preferred Units shall be redeemable into an equal number of shares of Common Stock. The reporting person's 54,556 Series B Preferred Units are convertible into 1,574,488 Units and the 22,594 Series B Preferred Units held by the reporting person's immediate family and trusts are convertible into 652,063 Units.

(5) Includes Series B Preferred Units held by members of the reporting person's immediate family and trusts of which he is a trustee and Series B Preferred Units held by trusts of which the reporting person or his wife is a trustee, of which the reporting person disclaims beneficial ownership.

(6) The Warrants are exercisable on a one-for-one basis. The Warrants are exercisable at a price of $37.80 per Unit and expire on December 11, 2002. Any Units received upon exercise of the Warrants shall be immediately redeemable into Common Stock.

(7) Includes Warrants held by members of the reporting person's immediate family and trusts of which he is a trustee and Warrants held by trusts of which the reporting person or his wife is a trustee, of which the reporting person disclaims beneficial ownership.



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                     /s/ William L. Mack                    6/10/02
                     -----------------------------------  -----------
                       **Signature of Reporting Person       Date


* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                 (Print or Type Responses)
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